November 20, 2009

Via EDGAR and Facsimile (703) 813-6982

Mr. Joseph B. Son

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Drilling, Inc.
Registration Statement on Form S-3
Filed September 18, 2009
File No. 333-161996

Dear Mr. Son:

On behalf of Union Drilling, Inc. (the “Company”), I submit the following responses to the staff’s comments received in your letter dated October 9, 2009, concerning the above-referenced filing (the “Registration Statement”). The Company’s responses to your comment letter are outlined below in the sequential order in which the comments appear in your comment letter.

Selling Stockholders, page 9

1.	Please identify the person or persons who have voting or investment control over the shares of common stock owned by Union Drilling Company LLC and Wolf Marine, S.A. See Regulation S-K Compliance & Disclosure Interpretations Question 140.02, available at www.sec.gov.

Response: In response to the staff’s comment, the Company has supplemented the disclosure in the footnotes to the Selling Stockholder table included in the Registration Statement to identify the person or persons who have voting or investment control over the shares of common stock owned by the selling stockholders that are entities. Attached is a blackline of the Selling Stockholders section of the Registration Statement reflecting the proposed changes to this disclosure.

2.	Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Response: In response to the staff’s comment, the Company has supplemented the disclosure in the footnotes to the Selling Stockholder table included in the Registration Statement to state that neither of the selling stockholders that are entities is a registered broker-dealer nor an affiliate of a registered broker-dealer.

Securities and Exchange Commission

November 20, 2009

Attached is a blackline of the Selling Stockholder table and footnotes reflecting the proposed changes to this disclosure.

Please let me know if the proposed responses are acceptable so that we can prepare and file Amendment No. 1 to the Form S-3 and thereafter submit our acceleration request. If you have any questions, please do not hesitate to call me.

Very truly yours,

/s/ David S. Goldberg

David S. Goldberg

Vice President, General Counsel and Corporate Secretary

Union Drilling, Inc.

(817) 735-8793

Securities and Exchange Commission

November 20, 2009

SELLING STOCKHOLDERS

We are registering for resale certain shares of our common stock. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. Other than Union Drilling Company LLC, each of the selling stockholders acquired its shares of common stock in April 2005 in a private placement. Union Drilling Company LLC, our original equity sponsor, acquired its shares at various times between April 1998 and October 2005. We are registering the common stock described below pursuant to “piggyback” registration rights agreements entered into by us and the selling stockholders in October 2005 in connection with the April 2005 private placement transaction.

The selling stockholders may choose not to sell some or all of the shares of common stock offered by this prospectus. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. Because the selling stockholders from time to time may offer all or some of the shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that will be held by the selling stockholders after completion of the offering. Thus, for purposes of the table below, we have assumed that, after completion of the offering, none of the shares of common stock offered by this prospectus will be held by the selling stockholders.

Except for Mr. Ziegler, who served as a member of our board of directors through March 2006, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

The following table sets forth, for the selling stockholders to the extent known by us, the amount of our common stock beneficially owned, the number of shares of our common stock offered hereby and the number of shares and percentage of outstanding common stock to be owned after completion of this offering.

All information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information. To our knowledge, except as described below, the selling stockholders have sole voting and investment power with respect to all of the shares shown as beneficially owned by them.

The number of shares outstanding and the percentages of beneficial ownership are based on [25,123,103] shares of our common stock issued, of which [23,123,103] were outstanding as of ~~September 14,~~November     , 2009.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered Hereby	Number of Shares to be Beneficially Owned After the Offering	Percentage of Shares to be Beneficially Owned After the Offering
Union Drilling Company LLC(1)	7,955,395	7,955,395	—	—
Wolf Marine, S.A.(2)	2,078,359	2,078,359	—	—
Steven A. Webster	554,228	554,228	—	—
William R. Ziegler	138,558	138,558	—	—

(1)	This information is based solely on information received by Union Drilling from representatives of the entities that control Union Drilling Company LLC (“UDC LLC”) and Amendment No. 3

Securities and Exchange Commission

November 20, 2009

to Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009, by ~~Union Drilling Company LLC (“~~UDC LLC~~”)~~, Morgan Stanley Capital Partners III, L.P. (“MSCP III”), MSCP III 892 Investors, L.P. (“MSCP 892”), Metalmark Capital LLC (“Metalmark”), Morgan Stanley Capital Investors, L.P. (“MSCI”), MSCP III, LLC (“MSCP LLC”) and Morgan Stanley Capital Partners III, Inc. (“MSCP, Inc.”). MSCP III has shared voting and shared dispositive power over 5,239,757 shares through its direct ownership interest in UDC LLC and no sole voting or sole dispositive power. MSCP 892 has shared voting and shared dispositive power over 536,328 shares through its direct ownership interest in UDC LLC and no sole voting or sole dispositive power. Metalmark has shared voting and shared dispositive power over 5,787,111 shares and no sole voting or sole dispositive power over such shares. Metalmark may be deemed to have beneficial ownership of the 5,776,085 shares indirectly beneficially owned by MSCP III and MSCP 892. MSCI has shared voting and shared dispositive power over 146,615 shares through its direct ownership interest in UDC LLC and no sole voting or sole dispositive power. MSCP LLC and MSCP, Inc., as a result of their respective relationship with MSCI, each reported shared voting and shared dispositive power over the 146,615 shares deemed to be indirectly beneficially owned by MSCI.

UDC LLC is owned by MSCP III, MSCP 892, and MSCI, and is controlled by Metalmark pursuant to a subadvisory agreement. UDC LLC is not a U.S. registered broker-dealer and is not an affiliate of a U.S. registered broker-dealer.

Metalmark is led by Howard I. Hoffen, its Chairman and Chief Executive Officer, and owned and controlled by Howard I. Hoffen, Leigh J. Abramson, Kenneth F. Clifford, Michael C. Hoffman, M. Fazle Husain, Gregory D. Myers, and Jeffrey M. Siegal, who share voting and investment control over the shares of our common stock.

(2)	This information is based solely on information received by Union Drilling from representatives of the entity that controls Wolf Marine, S.A. and a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006, by Wolf Marine, S.A. Wolf Marine, S.A. is a wholly-owned subsidiary of Oil and Gas Investor S.A. The board of directors of Oil and Gas Investor S.A. has delegated to a special investments committee all the authority and powers of the board of directors to manage Oil and Gas Investor S.A.’s investment in shares of our common stock. The members of the special investments committee are Messrs. Francis Stafylopatis and Marios Stafylopatis, who share voting and investment control over the shares of our common stock. Wolf Marine, S.A. is not a U.S. registered broker-dealer and is not an affiliate of a U.S. registered broker-dealer.